UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ___________

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         (Amendment No. _____________)*

                              DONAR ENTERPRISES INC
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                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    257674101
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                                 (CUSIP Number)

                                  JUNE 30, 2005
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             (Date of Event Which Requires Filing of This Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |_|  Rule 13d-1(d)






     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 6 of 6
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 CUSIP No.  257674101_________
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     1  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

                CASTILLA INVESTMENTS B.V.            N/A
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     2  Check the Appropriate Box if a Member of a Group (See Instructions)
       ------------------------------------------------------------------------
        (a)

        (b) X


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     3
        SEC Use Only
       ------------------------------------------------------------------------
--------
     4
        Citizenship or Place of Organization  THE NETHERLANDS


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                         5
                              Sole Voting Power


                     --------------------------------------------------------
                         6
                            Shared Voting Power 1,777,496


                     --------------------------------------------------------
                         7
                            Sole Dispositive Power


                     --------------------------------------------------------
                         8
                              Shared Dispositive Power 1,777,496


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     9
        Aggregate Amount Beneficially Owned by Each Reporting Person 1,777,496




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10 Check Box If the  Aggregate  Amount in Row (9) Excludes  Certain  Shares (See
Instructions)


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    11
        Percent of Class Represented by Amount in Row (9) 7.72%


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    12
        Type of Reporting Person (See Instructions)CO
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



----------------------------------------------

 CUSIP No.  257674101_________
----------------------------------------------

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     1  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

                SMIT, ROGIER W. (1)
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     2  Check the Appropriate Box if a Member of a Group (See Instructions)
       ------------------------------------------------------------------------
        (a)

        (b) X


-------------------------------------------------------------------------------
     3
        SEC Use Only
       ------------------------------------------------------------------------
--------
     4
        Citizenship or Place of Organization  THE NETHERLANDS


-------------------------------------------------------------------------------
                           5
                              Sole Voting Power 0


                      --------------------------------------------------------
                          6
                             Shared Voting Power 1,777,496


                      --------------------------------------------------------
                          7
                             Sole Dispositive Power 0


                      --------------------------------------------------------
                          8
                              Shared Dispositive Power 1,777,496


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
     9
        Aggregate Amount Beneficially Owned by Each Reporting Person 1,777,496


-------------------------------------------------------------------------------
    10
        Check Box If the Aggregate Amount in Row (9) Excludes
        Certain Shares (See Instructions)


-------------------------------------------------------------------------------
    11
        Percent of Class Represented by Amount in Row (9) 7.72%


-------------------------------------------------------------------------------
    12
        Type of Reporting Person (See Instructions)IN
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     (1) INCLUDES SHARES HELD BY CASTILLA  INVESTMENTS  B.V., OF WHICH ROGIER W.
SMIT IS THE PRINCIPAL.

     Item 1 (a) Name of Issuer:

     Donar Enterprises, Inc.

     (b) Address of Issuer's Principal Executive Offices:

     Concertgebouwplein 13, 1071 LL Amsterdam P7, The Netherlands

     Item 2

     Reporting Person: Castilla Investments B.V.

     (a) Name of Person Filing:

     Castilla Investments B.V.


     (b) Address of Principal Business Office or, if none, Residence:

     Concertgebouwplein 13 Kamer 10, 1071 LL Amsterdam, The Netherlands

     (c) Place of Organization:

     The Netherlands

     (d) Title of Class of Securities:

     Common Stock, par value $0.001 per share of the Issuer

     (e) CUSIP Number:

     257674101___ _


     Reporting Person: Rogier W. Smit

     (a) Name of Person Filing:

     Roger W. Smit


     (b) Address of Principal Business Office or, if none, Residence:

     Concertgebouwplein 13 Kamer 10, 1071 LL Amsterdam, The Netherlands

     (c) Citizenship:

     The Netherlands

     (d) Title of Class of Securities:

     Common Stock, par value $0.001 per share of the Issuer

     (e) CUSIP Number:

     257674101

     Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

     (a) |_| Broker or dealer registered under Section 15 of the Exchange Act;

     (b) |_| Bank as defined in section 3(a)(6) of the Exchange Act;

     (c) |_|  Insurance  company as defined in section  3(a)(19) of the Exchange
Act;

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940;

     (e) |_| An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

     (h) |_| A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     Reporting Person: Castilla Investments B.V.

     (a) Amount beneficially owned:

     1,777,496

     (b) Percent of class:

     7.72%

     (c) Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote 0

     (ii) Shared power to vote or to direct the vote 1,777,496

     (iii) Sole power to dispose or to direct the  disposition  of 0

     (iv) Shared power to dispose or to direct the disposition of 1,777,496

     Reporting Person: Rogier W. Smit (1)

     (a) Amount beneficially owned:

     1,777,496

     (b) Percent of class:

     7.72%

     (c) Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote 0

     (ii) Shared power to vote or to direct the vote 1,777,496


     (iii) Sole power to dispose or to direct the disposition of 0

     (iv) Shared power to dispose or to direct the disposition of 1,777,496



     (1) The shares owned by Rogier W. Smit include all the shares owned by Castilla Investments B.V., of which Rogier W. Smit is a Principal.


     Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.


     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     No persons other than the persons filing this Schedule 13G is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.


     Item 8. Identification and Classification of Members of the Group.

     The Group consists of Castilla Investments, B.V., who holds the shares of the Issuer and Rogier W. Smit, who is a principal of Castilla Investments, B.V.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in his statement is true, complete and correct.



Date: July 11, 2005

Castilla Investments B.V.


        ROGIER W. SMIT
By: /s/ Rogier W. Smit

Name: Rogier W. Smit
Title: Executive Vice President




        ROGIER W. SMIT
By: /s/ Rogier W. Smit